May 19, 2014

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-1004

Attn:	Mr. Cowan – EDGAR

Re:	Columbia Funds Variable Series Trust II (File Nos. 333-146374/811-22127)

Variable Portfolio-Loomis Sayles Growth Fund

Dear Mr. Cowan:

The above-mentioned Registrant is filing a preliminary information statement pursuant to Section 14(c) of the Securities and Exchange Act of 1934 in accordance with the terms of an exemptive order the Fund has received from the Securities and Exchange Commission. The exemptive order permits Columbia Management Investment Advisers, LLC, subject to the approval of the Board of Trustees, to select subadvisers best suited to achieve the Fund’s investment objective. The Registrant is also filing a preliminary notice of internet availability.

If you have any questions, please contact me at (612) 671-4321 or Katina A. Walker at (612) 671-6990.

Sincerely,

/s/ Christopher O. Petersen

Christopher O. Petersen

Vice President and Secretary